Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2004	2005	2006	2007	2008

Earnings

Loss from Operations before Minority Interest and Income Taxes	$(3,698)	$(853)	$(1,157)	$(1,400)	$(2,550)
Fixed Charges	1,676	1,825	1,884	1,858	1,910

Total Earnings	$(2,022)	$972	$727	$458	$(640)

Fixed Charges
Interest Expense	$1,621	$1,764	$1,836	$1,821	$1,870
Amortization of Debt Costs	48	54	41	30	33
Interest Element of Rentals	7	7	7	7	7

Total Fixed Charges	$1,676	$1,825	$1,884	$1,858	$1,910

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-

(1) Earnings for the years ended December 31, 2004, 2005, 2006, 2007, and 2008 were insufficient to cover fixed charges by $3.7 billion, $853 million, $1.2 billion, $1.4 billion, and $2.6 billion respectively. As a result of such deficiencies, the ratios are not presented above.